

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Bradley Nattrass
Chief Executive Officer
urban-gro, Inc.
1751 Panorama Point
Unit G
Lafayette, CO 80026

>   **Re: urban-gro, Inc.**
>   **Form S-1**
>   **Filed May 15, 2018**
>   **File No. 333-224948**

Dear Mr. Nattrass:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 15, 2018

General, page 1

1.   Please provide updated financial information as required by Rule 8-08 of Regulation S-X.

Selling Stockholders, page 13

2.   Please revise your table to disclose the number of shares to be owned by each selling shareholder after completion of the offering. See Item 507 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition . . ., page 17

3. Please revise your disclosure through out this section to discuss in more detail the reasons for the increases and decreases in your results so that investors can evaluate your results along with the company's prospects in the future. By way of example and not limitation, the impact that cultivation technologies, fertigation and cultivation equipment had on revenues was not quantified; the amount of loss attributed to investment in personnel, marketing expenses, and travel-related expenses was not quantified; and the cost of sales as a percentage of sales along with the reasons for any increase or decrease was not discussed.

Liquidity and Capital Resources, page 18

4. We note your disclosure that cash used in operating activities was $244,661 during the year ended December 31, 2017; however, based on your cash flow statement it appears that you generated cash from operations during 2017. Please revise your disclosure accordingly. Further, we note the substantial change from the prior year is primarily due to material changes in several working capital components. Please disclose and discuss the reasons for changes in working capital amounts that materially impacted operating cash flows. Please specifically address the increase in customer deposits, including what the deposits relate to and when and how you expect to satisfy the obligations necessary for you to recognize revenue related to the deposits.

5. Please file as an exhibit a copy of loan agreement regarding the $300,000 note due March 23, 2019. See Item 601(b)(10) of Regulation S-K.

Description of Business, page 21

6. Please revise to discuss the sources and availability of raw materials. In this regard, we note your risk factor on page 6.

Growth by Acquisitions, page 27

7. You indicate that you intend to continue to engage in synergistic acquisitions that will enhance your business plan. Please revise your disclosures to indicate whether there are any acquisitions that require reporting under Rule 8-04 of Regulation S-X.

Competition, page 28

8. Please revise your disclosure to discuss in greater detail your competitive position in the industry and how you differentiate yourself from competitors. In this regard, we note you disclose that you differentiate yourself from one competitor, Griffin Greenhouse, by the training of your salespeople. Please also discuss how you compete with electrical contractors, online retailers, and manufacturer direct sales.

Soleil Light Fixtures, page 31

9.   Please revise your disclosure in this section and through out your registration statement to provide current information. In this regard, we note by way of example your disclosure that you intend to launch a second product in the first half of 2017 and that you also intend to launch a complete line of products under the Soleil Controls brand in the second quarter of 2018.

Executive Compensation, page 34

10.   Please revise your registration to include the disclosure required by Item 402(r) of Regulation S-K related to the compensation of the directors.

Stock Plan, page 34

11.   We note your disclosure regarding a stock grant. Please provide the tabular and narrative disclosure required by Item 402(p) of Regulation S-K.

Certain Relationships and Related Transactions, page 36

12.   Please file a copy of the $200,000 note issued by Bravo to Urban-gro as an exhibit to your registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

13.   We note your disclosure regarding Bravo Lighting. Please revise your disclosure to include the names and titles of the officers associated with Bravo.

Financial Statements
Statements of Operations, page F-4

14.   It appears you should revise your earnings (loss) per share disclosures, here and throughout your filing, including on pages 2 and 18, to retro-actively reflect as outstanding the shares you issued upon your conversion to a corporation similar to the requirements of ASC 260-10-55-12.

Note 6 - Investment, page F-13

15.   Please explain how you accounted for the partnership agreement with Edyza and the assignment of the patent pending applications. Please also provide a more detailed description of the terms of the convertible note that Edyza issued to you.

Note 8 - Accrued Expenses, page F-14

16.   We note you have recorded accrued sales tax payable of $624,864. Please clarify whether this amount relates to the obligations you have to certain states for prior sales in 2015 and 2016 for which you did not remit state sales tax as discussed on page 31. We further note your disclosure on page 31 that indicates you have set up payment plans with certain states and expect to do the same with other states. To the extent that such plans extend

more than 12 months, please disclose the terms and identify the payments you expect to make in future years. If this accrued sales tax payable does not relate to the taxes owed on 2015 and 2016 sales, please clarify whether you have accrued for these obligations and, if so, where they are recorded. If you have not accrued for these obligations, please explain why. Also, please disclose the amount of any receivables related to these obligations, as noted on page 31, and indicate how you assess them for collectability.

Note 9 – Notes Payable and Current Portion of Notes Payable, page F-14

17.   Regarding your notes payable, please address the following:
   • Identify the lenders;
   • Disclose your interest rates on an annual, rather than monthly, basis; and
   • Clarify and explain how you considered the demand re-payment provision in the $300,000 note payable in your determination to classify this note as long-term debt.

Note 10 - Commitments and Contingencies, page F-15

18.   Please clarify your disclosures to also address if there are any pending legal proceedings for which management believes the ultimate outcome could have a material adverse effect on the Company's results of operations and cash flows.

Note 14 - Income Taxes, page F-17

19.   Please provide the disclosures required by ASC 740-10-50, including 50-2, 50-6 and 50-12.

Note 16 - Subsequent Events, page F-17

20.   In your updated financial statements, please ensure your disclosures adequately disclose and discuss your accounting for the acquisition of 5% of Total Growth Holdings and your subsequent accounting for that investment.

21.   Please indicate the date through which subsequent events were evaluated. Please also disclose whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mindy Hooker at 202-5513732 or Anne McConnell at 2020-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at 202-551-3570 or Jay Ingram at 202-551-3397 with any other questions.

Division of Corporation Finance
Office of Manufacturing and
Construction